SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                            --------------------

                             AMENDMENT NO. 2 TO
                                SCHEDULE 13D
                               (RULE 13d-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         THE COLEMAN COMPANY, INC.
         ------------------------------------------------------------
                              (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
         ------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                193559 10 1
         ------------------------------------------------------------
                               (CUSIP NUMBER)

                           David C. Fannin, Esq.
                   1615 South Congress Avenue, Suite 200
                        Delray Beach, Florida 33445
                               (561) 243-2100
         ------------------------------------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                          Richard L. Easton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Rodney Square
                         Wilmington, Delaware 19801
                               (302) 651-3000

                               March 30, 1998
          ---------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.





CUSIP NO. 193559 10 1                13D



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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      SUNBEAM CORPORATION (I.R.S. EMPLOYER IDENTIFICATION NUMBER 25-1638266)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
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  3   SEC USE ONLY
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  4   SOURCE OF FUNDS
      BK, 00
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
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 NUMBER OF      7     SOLE VOTING POWER       -44,067,520-
   SHARES
BENEFICIALLY    8     SHARED VOTING POWER     - 0 -
  OWNED BY
    EACH        9     SOLE DISPOSITIVE POWER  -44,067,520-
 REPORTING
PERSON WITH    10    SHARED DISPOSITIVE POWER - 0 -
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      44,067,520
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      NOT APPLICABLE
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      82.4%
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 14   TYPE OF REPORTING PERSON
      CO
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      This Amendment No. 2 to the Statement on Schedule 13D dated March 9,
1998 filed by Sunbeam Corporation, a Delaware corporation ("Sunbeam"), as heretofore amended (the "Statement") refers to the Common Stock, par value $.01 per share, of The Coleman Company, Inc. (the "Company"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

      This Amendment No. 2 is being filed to reflect the fact that on March 30, 1998 the Holdings Merger was consummated. Pursuant to the Holdings Merger, Sunbeam acquired indirect beneficial ownership of 44,067,520 shares of Company Common Stock. A copy of a press release issued by Sunbeam on March 30, 1998 announcing the consummation of the Holdings Merger is filed herewith as Exhibit 1 and is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit #   Description of Document

1 Press Release issued by Sunbeam on March 30, 1998 announcing consummation of the Holdings Merger.





                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 3, 1998


                                    SUNBEAM CORPORATION



                                    By: /s/ David C. Fannin
                                       --------------------------------
                                        David C. Fannin
                                        Executive Vice President,
                                          General Counsel and Secretary






                               EXHIBIT INDEX


Exhibit #   Description of Document

1 Press Release issued by Sunbeam on March 30, 1998 announcing consummation of the Holdings Merger.